TMM Company Contact:                                          AT Dresner Corporate Services::
Verónica Tego Sánchez, CFO                        David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
veronica.tego@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS FOURTH QUARTER AND FULL YEAR 2023 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Fourth Quarter 2023 Results Include:

o	Stockholders’ Equity of $$1,960.6 million.
o	Financial Debt of 10.9 percent from Stockholders’ Equity.
o	Cumulative results of the Shipyard and the Offshore Specialized vessels segment reported a combined increase of more than 50%.

Mexico City, February 29, 2024 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its financial results for the fourth quarter and full year 2023.
2023 was a year of great achievements, laying the foundations of the new TMM that will allow us to consolidate our projects whilst strengthening our financials, creating value for its shareholders, and generating confidence in the investing public.

During the last quarter of 2023, a capital increase of $151,977,600.60 was carried out at a subscription price of $2.10 pesos per share, equivalent to 72,370,286 shares. Likewise, the Company was awarded with 2 contracts to operate specialized vessels "Mud Vessels” to start operations in the current month of February; these two vessels, designed and converted by the technical team of our Maritime Division, will strengthen our presence in the sector, totaling an operating fleet of 5 specialized vessels.

In the Maritime Infrastructure Division, the shipyard has a 100% booking of its installed capacity during the coming months. We continue with our project to add a new floating dry-dock to serve vessels of up to 6,000 tons, enabling us to access 94% of the market and to increase the Company's income.

Finally, TMM continues with its plan to maintain efficient and profitable operations; in this regard, during the last month of 2023 we concluded the Maintenance and Repair operations. The Company continues the permanent control of expenses.

The administration would like to thank the entire TMM team for their dedication and effort during this 2023.

Consolidated revenue in the fourth quarter of 2023 was $341.4 million, compared to $397.6 million in the same period of the previous year. Consolidated revenues for the twelve months of 2023 reported $1,217.8 million.
Overall, the result for the 2023 period reflects a more solid financial trend, with a further strengthening of our most important business segments, which allows us to forecast more profitable and consistent financial and operating outlook for the coming years.
Consolidated EBITDA for the twelve months of 2023 increased 4.5% to $138.0 million, compared to the same period of the previous year.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	December 31,	December 31,
	2023	2022

Cash and cash in banks available	105.8	94.7
Restricted cash	1.7	2.1
Total cash and cash equivalents	107.5	96.8
Accounts receivable – Net	416.3	511.0
Other accounts receivable	151.6	143.3
Taxes to be recovered	194.7	193.8
Prepaid expenses and others current assets	43.9	54.4
Non-current assets held for sale	-	272.5
Total current assets	914.0	1,271.8
Taxes to be recovered & Other Accounts Receivable long term	239.6	273.3
Property, machinery and, equipment	1,907.2	1,533.0
Cumulative Depreciation	(106.6)	(97.3)
Property, machinery and, equipment – Net	1,800.6	1,435.7
Rights of use	148.2	268.9
Other assets	239.4	251.6
Total assets	3,341.8	3,501.4
Bank loans and current maturities of long-term liabilities	200.4	192.2
Leases short-term	73.8	68.9
Suppliers	398.3	437.4
Other accounts payable and accrued expenses	382.6	512.0
Total current liabilities	1,055.2	1,210.5
Bank loans	12.4	32.5
Leases long-term	100.4	218.1
Deferred taxes	129.9	154.6
Other long-term liabilities	83.3	84.7
Total long-term liabilities	326.0	489.9
Total liabilities	1,381.2	1,700.4
Total stockholders´ equity	1,960.6	1,801.0
Total liabilities and stockholders´ equity	3,341.8	3,501.4

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022

Maritime	202.6	286.1	795.7	1,231.1
Ports and Terminals	14.5	31.6	73.1	161.0
Warehousing Services	50.9	65.7	148.4	172.5
Maritime Infrastructure	73.4	14.2	200.5	118.4
Revenue from freight and services	341.4	397.6	1,217.8	1,683.1
Maritime	(169.5)	(262.3)	(706.5)	(1,120.6)
Ports and Terminals	(20.9)	(20.6)	(93.2)	(137.2)
Warehousing Services	(58.7)	(34.6)	(119.5)	(121.1)
Maritime Infrastructure	(54.2)	(15.7)	(140.1)	(79.8)
Cost of freight and services	(303.3)	(333.2)	(1,059.3)	(1,458.6)
Maritime	(11.3)	(8.4)	(36.4)	(19.1)
Ports and Terminals	(2.6)	(4.2)	(13.1)	(18.1)
Warehousing Services	(12.2)	(15.7)	(52.8)	(52.5)
Maritime Infrastructure	(2.0)	(1.8)	(8.2)	(7.6)
Depreciation and amortization	(28.1)	(30.1)	(110.5)	(97.3)
Maritime	21.8	15.4	52.9	91.5
Ports and Terminals	(9.1)	6.9	(33.1)	5.7
Warehousing Services	(20.0)	15.4	(23.9)	(1.0)
Maritime Infrastructure	17.2	(3.3)	52.2	31.0
Results by business	10.0	34.4	48.1	127.2
Corporate expenses	(15.1)	(23.6)	(62.7)	(82.0)
Corporate depreciation and amortization	(0.5)	(0.5)	(2.2)	(2.3)
Non-recurring (expenses) income	17.3	11.3	42.1	(10.4)
Operating (loss) gain	11.7	21.5	25.3	32.5
Financial (expenses) income - Net	(12.3)	(6.4)	(32.2)	(32.5)
Leases financial expenses	(7.3)	(8.2)	(25.5)	(28.6)
Exchange gain (loss) - Net	4.2	(6.8)	19.8	(0.2)
Net financial cost	(15.4)	(21.4)	(37.9)	(61.2)
(loss) gain before taxes	(3.7)	0.1	(12.6)	(28.7)
Provision for taxes	-	(1.4)	20.2	29.6

Net (loss) gain for the period	(3.7)	(1.3)	7.6	0.9

Attributable to:
Minority interest	(0.1)	(2.0)	(0.1)	(2.6)
Equity holders of GTMM, S.A.B.	(3.7)	0.7	7.7	3.5

Weighted average outstanding shares (millions)	168.89	102.18	119.43	102.18
Income (loss) earnings per share (pesos/share)	(0.02)	0.01	0.06	0.03

Outstanding shares at end of period (millions)	174.55	102.18	174.55	102.18
Income (loss) earnings per share (pesos/share)	(0.02)	0.01	0.04	0.03

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022

Net gain (loss) for the period	(3.7)	(1.3)	7.6	0.9
Depreciation & amortization	28.6	30.6	112.6	99.5
Deferred taxes	(1.4)	2.8	(24.7)	(32.8)
Other non-cash items	27.3	191.6	62.8	255.3
Total non-cash items	54.5	225.0	150.8	322.1
Changes in assets & liabilities	(0.3)	(174.7)	(64.4)	(156.3)
Total adjustments	54.2	50.3	86.4	165.8
Net cash provided by (used in) operating activities	50.5	49.0	94.0	166.7

Proceeds from sales of assets	1.7	0.1	12.0	9.4
Payments for purchases of assets	(125.3)	(12.9)	(131.7)	(25.2)
Net cash provided by (used in) investment activities	(123.6)	(12.8)	(119.7)	(15.8)

Short-term borrowings (net)	(2.8)	(12.3)	(12.9)	(32.0)
Repayment of leases	(42.7)	(21.9)	(78.0)	(97.8)
Proceeds from (repayment of) long-term debt	(0.9)	(2.5)	(8.1)	(4.3)
Shares issuance	40.5	-	152.0	-
Net cash provided by (used in) financing activities	(5.9)	(36.6)	53.0	(134.0)
Exchange effect on cash	(9.1)	(6.5)	(16.7)	(7.8)
Net increase (decrease) in cash	(88.2)	(6.9)	10.7	9.0
Cash at beginning of period	195.7	103.7	96.8	87.8
Cash at end of period	107.5	96.8	107.5	96.8

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.